Exhibit 12.2
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:

Income from continuing operations before income taxes	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	(48)	(435)
Supplemental fixed charges, as below	74,631	67,521	65,991	67,654	69,679
Total earnings, as defined	$176,698	$173,626	$158,948	$130,426	$98,171

Fixed charges, as defined:

Interest charges[1]	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915
Rental interest factor	933	1,025	1,417	1,652	1,406
Total fixed charges, as defined	$72,879	$65,745	$64,379	$66,137	$68,134

Supplemental increment to fixed charges[2]	1,752	1,776	1,612	1,517	1,545

Total supplemental fixed charges	$74,631	$67,521	$65,991	$67,654	$69,679

Ratio of earnings to fixed charges	2.37 x	2.57 x	2.41 x	1.93 x	1.41 x

1 FIN 48 interest is not included in interest charges.

[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.